Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended
June 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis (MD&A), dated July 27, 2011 should be read in conjunction with the audited financial statements and accompanying MD&A for the year ended December 31, 2010 and the condensed interim financial statements for the three and six months ended June 30, 2011.

FORWARD-LOOKING INFORMATION
The MD&A is a review of our financial condition and results of operations. Our financial statements are prepared based upon International Financial Reporting Standards (IFRS) and all amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected increase in production and improved operational performance of the Long Lake Project (the Project); OPTI Canada Inc.'s (OPTI or the Company) other business prospects, expansion plans and strategies; the cost, development, operation and maintenance of the Project as well as future expansions thereof, and OPTI's relationship with Nexen Inc. (Nexen); the expected improvement to water handling; the expected low production levels and higher operating costs in August 2011 due to planned maintenance on a hot lime softener and Cogeneration unit; the potential reservoir complexities of the Project; the expected development, timing and production of well pads coming on production; the expected steam-to-oil-ratio (SOR) range for the Project and time expected to reach this range; the expected SOR for our original 90 well pairs; the expected decline in average SOR; the anticipated impact and timing of a natural gas supply line to provide expected operating flexibility; the potential cost and anticipated impact of additional steam capacity and resulting increase in bitumen production; the anticipated potential to tie-in bitumen production from Kinosis to the Long Lake Upgrader; the potential cost and anticipated impact of a diluent recovery unit (DRU) to provide expected operating flexibility; the expected feedstock purchases for the Project; expectations regarding our 2011 bitumen forecast; the expected increase in Premium Sweet Crude (PSC™) yields, volumes and sales; the expected improvement to net field operating margin; the sales price of PSC™; the potential to approve a development plan for Kinosis and its expected cost; the potential sanctioning of Kinosis and its timing; the expected requirement of additional financial resources to develop future expansions at Kinosis and beyond; OPTI's anticipated financial condition, material obligations and liquidity in 2011 and in the long-term; the final outcome of OPTI’s strategic alternatives review; the expected likelihood that we will be unable to fund our financial commitments without a conclusion to OPTI’s Proceedings (as defined herein); the expected difficulty and expense of additional funding; and OPTI’s expected ability to continue as a going concern and the related factors which create significant doubt about this ability; the anticipated outcome of OPTI's proceedings under the CCAA and the CBCA (as defined herein); OPTI's ability to maintain its protection under the CCAA; the ability to implement the Transaction or the Recapitalization (as defined herein); the expected timing, support and voting of Noteholders (as defined herein); the expectation for OPTI to pay certain obligations in the ordinary course; the ability of the Company to enforce provisions, and if need be extend provisions, under forbearance agreements with its lenders and counterparties; OPTI's ability to obtain/maintain its credit rating and stock exchange listing in light of its filing under the CCAA; the expected conversion of Second Lien Notes (as defined herein) and the issuance of a new equity investment through a rights offering under the Recapitalization; the expectation to repay/refinance OPTI's existing Revolving Credit Facility; and the expected and targeted implementation date for the Transaction or Recapitalization.

Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy (PSH); and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Although we believe that we have identified the material risks and assumptions to, among other things, the operating and liquidity risks and risks related to the concurrent proceedings under the Companies’ Creditors Arrangement Act (the CCAA) and the Canada Business Corporations Act (the CBCA) outlined herein as well as in OPTI's other filings with Canadian securities authorities, there is no assurance that actual results will be the same or similar to those anticipated by OPTI. Furthermore, there may be other material risks and uncertainties that may impact our liquidity position and the outcome of the Company’s potential Transaction or Recapitalization (as defined herein) that have not yet been identified. This uncertainty applies to disclosures regarding commitments, and the carrying value of assets.

Additional information relating to our Company is filed on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS
Basis of Presentation
As of January 1, 2011 OPTI adopted International Financial Reporting Standards (IFRS) as a public reporting issuer as prescribed by the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board. Financial performance has been measured according to IFRS as of January 1, 2010. Results for periods prior to January 1, 2010 have been measured according to Canadian Generally Accepted Accounting Principles (Canadian GAAP) as it existed at that time. For further details see Note 2 “Creditor Protection and Going Concern Uncertainty” of the accompanying condensed interim financial statements.

	Three months ended June 30	Six months ended June 30	Year ended December 31
In millions	2011(1)	2011(1)	2010(1)
Net loss	$(55)	$(82)	$(227)
Net field operating margin (loss)	2	(6)	(65)
Working capital	(160)	(160)	64
Oil sands expenditures
Property, plant and equipment	36	70	92
Exploration and evaluation	7	25	4
Total oil sands expenditures (2)	43	95	96
Shareholders’ equity	$1,039	$1,039	$1,120
Common shares outstanding (basic) (3)	282	282	282

Notes:
(1)	As prepared under IFRS.
(2)	Capital expenditures related to the Project and future expansion developments. Capitalized interest and non-cash additions or charges are excluded.
(3)	Common shares outstanding at June 30, 2011 after giving effect to the exercise of stock options would be approximately 285 million common shares.

CORPORATE UPDATE
The Transaction
On July 20, 2011, OPTI announced that it had entered into an agreement with CNOOC Luxembourg S.à r.l, an indirect wholly-owned subsidiary of CNOOC Limited, pursuant to which indirect wholly-owned subsidiaries of CNOOC Limited, will acquire the Second Lien Notes and all of the outstanding shares of OPTI (the Transaction). The total value of the Transaction is approximately US$2.1 billion.

Pursuant to the terms of the agreement, CNOOC Limited, through its subsidiaries, will:

•
acquire OPTI's US$1 billion 8.25 percent Senior Secured Notes due 2014 and US$750 million 7.875 percent Senior Secured Notes due 2014 (collectively, the Second Lien Notes) for a net cash payment of US$1,179 million as well as pay US$37.5 million to backstop parties;

•	acquire all existing issued and outstanding common shares of OPTI for a cash payment of US$34 million equal to US$0.12 per common share; and
•
assume, in accordance with the notes’ indentures, the Company’s US$300 million 9.75 percent First Lien Notes due 2013 and its US$525 million 9.00 percent First Lien Notes due 2012 (collectively, the First Lien Notes).

The Board of Directors of OPTI has determined that the Transaction is in the best interest of the Company and voted unanimously in favour of the Transaction.

The Transaction is included under the Master Plan that is subject to approval by a majority in number, representing at least 66 2/3 percent of the principal amount, of votes cast by the holders of the Company’s Second Lien Notes (the Noteholders) as well as court approval. OPTI has received executed signed support agreements (the Support Agreements) from certain Noteholders pursuant to which these Noteholders have agreed to vote in favour for the Transaction and the Recapitalization (as defined herein). Noteholders who collectively hold approximately 82 percent of the principal amount of outstanding Second Lien Notes have entered into the Support Agreements. The meeting of Noteholders regarding these matters is expected to occur in September 2011.
The Transaction is subject to certain terms and conditions including, among other things, applicable government and regulatory approvals by relevant authorities in Canada and the People’s Republic of China, and approval from the Court of Queen’s Bench of Alberta (the Court). The Transaction is expected to close in the fourth quarter of 2011.

On July 13, 2011 the Company announced that it had commenced a creditor protection proceeding (the CCAA Proceeding) in the Court under the CCAA. The Transaction, as described above, will be effected by way of a plan of reorganization, compromise and arrangement (the Master Plan) through concurrent proceedings under the CCAA and the CBCA (the Proceedings). If, in certain circumstances, the Transaction is terminated, OPTI will pursue the restructuring plan (the Recapitalization) within the Master Plan and as outlined in the section below (and in the Company’s press release dated July 13, 2011).

The Recapitalization
Under the Recapitalization, which would only occur if the Transaction is terminated, the Company’s Second Lien Notes would be converted into common equity in the form of new common shares of OPTI. In addition, a new common share investment of $375 million would be offered to all Second Lien Noteholders via a rights offering. Certain Noteholders supporting the Recapitalization would act as a backstop to the rights offering. As a condition of the Recapitalization, the Company’s First Lien Notes would be refinanced prior to closing. Holders of OPTI’s existing common shares would be issued warrants to acquire new common shares of the Company and all of OPTI’s existing common shares would be cancelled. The shareholder warrants would be issued for the purchase of approximately 25.5 million new common shares (in the aggregate approximately 20 percent of the Company’s post-restructuring new common shares). Each warrant would be exercisable for one new common share with a strike price of US$22.27 per share and would expire seven years after the implementation date of the Recapitalization.

The Proceedings
On July 13, 2011 OPTI applied to the Court and received an order staying all claims and actions against OPTI and its assets until August 12, 2011 (the Initial Order), allowing OPTI to prepare a Master Plan to present to the Court and the Noteholders. This Initial Order generally precludes parties from taking any action against OPTI for breach of contractual or other obligations during the stay period except for the exercise of certain set-off rights or termination of certain “eligible financial contracts” (such as OPTI’s foreign exchange derivative instruments agreements). The purpose of the Initial Order is to provide OPTI with relief designed to allow management to complete the Master Plan while conducting business in the ordinary course. It is expected that the Court will extend the stay period as appropriate from time to time. On July 22, 2011 OPTI presented the Court with its materials that outline the Company’s intention to pursue the Transaction, which would revert to the Recapitalization if the Transaction does not take place.

OPTI continues operations with assistance of the Court-appointed Monitor, Ernst & Young Inc. (the Monitor), and under the provisions of the Initial Order. Information on OPTI’s CCAA Proceeding can be found on the Company’s website or through the Monitor at www.ey.com/ca/opti.

TSX Delisting
On July 26, 2011 the Toronto Stock Exchange (TSX) announced that is has determined, via an expedited delisting review, to delist the common shares (symbol: OPC) of OPTI at the close of market on August 26, 2011 for failure to meet the continued listing requirements of the TSX. OPTI’s common shares will remain suspended from trading until the delisting occurs. As a result, OPTI has commenced the application process for listing on the TSX Venture Exchange (TSXV) and, failing that, intends to apply for a listing on the NEX marketed operated by the TSX. There can be no assurance that a listing on the TSXV, NEX or another exchange, will be obtained. Failure or delay in obtaining a listing on the TSXV, NEX or another stock exchange will drastically reduce the liquidity of OPTI’s common shares and may have tax consequences for certain holders of OPTI’s common shares.

OPERATIONAL UPDATE
The following update was provided in our press release dated July 14, 2011.

Long Lake bitumen production for the second quarter of 2011 averaged approximately 27,900 barrels per day (bbl/d) (9,800 bbl/d net to OPTI), an increase over the first quarter average of approximately 25,500 bbl/d (8,900 bbl/d net to OPTI). Steam injection also increased this quarter to average approximately 152,000 bbl/d following the scheduled hot lime softener maintenance in April, compared to 146,000 bbl/d in the previous quarter. Production improvements are a result of higher steam injection, continued well optimizations and ramp up of new wells at Pad 11. Production at the end of June was approximately 30,000 bbl/d (10,500 bbl/d net to OPTI).

Operating costs for the first two quarters of 2011 increased due to planned and unplanned maintenance, and initiatives to increase plant reliability and improve well performance. The second quarter included planned maintenance on the second hot lime softener and a Cogeneration unit, as well as unplanned maintenance on gasifiers and steam generators. The third hot lime softening unit and remaining Cogeneration unit are scheduled for similar maintenance in August. Despite increased operating costs, OPTI achieved its first quarterly positive net field operating margin in the amount of $2 million during the second quarter.

We currently have 86 well pairs capable of production and 2 in circulation mode. We have implemented modifications to increase the capacity of our water disposal and plan to add further capacity later this year.

Including steam to wells currently in circulation mode or early in the ramp-up cycle, our recent all-in SOR average is approximately 5.4. We expect that our long-term SOR will range between 3.0 and 4.0. We do not expect to reach this long-term SOR range until 2012 or later. The SOR for our original 90 well pairs is expected to be in the high end of this range.

Upgrader units performed consistently during the quarter, processing the majority of our produced bitumen as well as approximately 9,200 bbl/d (3,200 bbl/d net to OPTI) of externally-sourced bitumen. Our Upgrader on-stream time averaged 98 percent for the second quarter, up from 93 percent in the previous quarter. PSC™ yields averaged 70 percent over the quarter, down slightly from the previous quarter average of 74 percent. The decrease was primarily due to the planned maintenance in April and yields have returned to previous levels. We continue to expect yields to increase to the design rate of 80 percent as operations are optimized. For the remainder of 2011 we expect to purchase externally-sourced bitumen when economically beneficial.

In November 2010, we announced that we expected Long Lake bitumen production volumes to average between 38,000 and 45,000 bbl/d (between approximately 13,000 and 16,000 bbl/d net to OPTI) for 2011. Based on lower than expected production since making this forecast, we do not expect to achieve this range.

Through operational experience gained over time, we have improved our understanding of the Long Lake reservoir. With this experience, we recognize that a portion of our initial 90 well pairs will not meet production expectations. We are addressing this primarily by the accelerated development of well pads. While many of our wells will perform according to expectations, we do not expect to reach gross production rates over 50,000 bbl/d until Pads 12 and 13 are on-stream for a period of time. Pads 12 and 13 are scheduled to come on-stream in 2012 and will begin to ramp up shortly thereafter. Multiple initiatives are underway to support the production increases and operational performance improvements at the Long Lake Project:

•	Bitumen production is expected to ramp up as the Project maintains reliable surface operations with steam chambers developing and as we continue working through high water saturation zones;
•	We expect increasing production from Pad 11, where most of the well pairs have turned to production mode;
•
A supply line to increase the Project’s natural gas inlet capacity is complete and expected to be online early in the third quarter. Increasing this capacity is expected to enable greater independence between steam assisted gravity drainage (SAGD) operations and the Upgrader by allowing us to maintain full steam production rates during periods of Upgrader downtime;

•	We have begun the drilling of 18 well pairs in a high-quality area of our reservoir at Pads 12 and 13;
•	We are evaluating the accelerated development of Pads 14 and 15 also to be located in what we expect to be a high-quality area of the reservoir. These wells could be available for production by 2014;
•	As a greater number of wells from future pads become available for production, we expect to direct steam toward the better parts of the resource; and
•
We are evaluating the addition of a DRU that is expected to improve operating flexibility (further capital spending to develop this potential project requires approval by OPTI’s Board of Directors and may be considered later this year).

In addition to these initiatives, and aligned with the objective to expand production from our resource areas, we are evaluating where it is most efficient to add steam capacity and strategically place wells. These preliminary optimization plans consider adding once-through steam generation capacity as well as advancing bitumen production from Kinosis which could be tied-in to the Long Lake Upgrader.

Concurrently, OPTI and Nexen continue to evaluate developing SAGD projects in 10,000 to 40,000 bbl/d bitumen stages at Kinosis. Sanctioning the first stage of Kinosis is planned for 2012 subject to a number of factors including: improvement in our financial position; performance at Long Lake; the cost estimate to develop Kinosis; the commodity price environment; and stability in the financial markets.

Effective April 1, 2011 OPTI exercised a deferred payment funding option to continue advancing engineering and execution plans for Kinosis to the end of May 2011. During the second quarter of 2011, OPTI further elected to extend this option to the end of September 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of deferred costs (plus applicable interest) to June 30, 2011 is approximately $10 million.

The performance of SAGD operations and the Upgrader may differ from our expectations. There are a number of factors related to the characteristics of the reservoir and operating facilities that could cause bitumen and PSC™

production to be lower than anticipated. See “Risk Factors – Operating Risks” in our management’s discussion and analysis for the year ended December 31, 2010.

FINANCIAL PERFORMANCE
	Three months ended June 30		Six months ended June 30
$ millions, except per share amounts	2011	2010	2011	2010
Revenue, net of royalties	$94	$61	$157	$111
Expenses
Operating expense	67	53	131	105
Diluent and feedstock purchases	21	15	23	38
Transportation	4	4	9	8
Net field operating margin (loss)	2	(11)	(6)	(40)
Corporate expenses
Borrowing costs, net	47	41	97	82
General and administrative	3	3	6	7
Realized loss on derivative instruments	-	48	-	52
Loss before non-cash items	(48)	(103)	(61)	(181)
Non-cash items
Foreign exchange (gain) loss	(12)	103	(73)	31
Unrealized loss (gain) on derivative instruments	3	(76)	16	(51)
Depletion and depreciation	16	14	29	24
Net loss	$(55)	$(144)	$(82)	$(185)
Loss per share, basic and diluted	$(0.19)	$(0.51)	$(0.29)	$(0.66)

Second Quarter Operational Overview
We define our net field operating margin or loss as sales related to petroleum products net of royalties and power sales minus operating expenses, diluent and feedstock purchases, and transportation costs. See “Non-GAAP Financial Measures.”

OPTI produced a positive net field operating margin of $2 million during the three months ended June 30, 2011 compared to a loss of $11 million during the same period in 2010. For the six months ended June 30, 2011 our net field operating loss was $6 million compared to a loss of $40 million during the same period in 2010. The improved net field operating margin in the first six months of 2011 was due to improved plant reliability, higher SAGD production levels and higher West Texas Intermediate (WTI) prices. During the second quarter of 2011 our net field operating margin increased to $2 million from a loss of $8 million in the previous quarter due to higher SAGD production and WTI prices.

On-stream factor is a measure of the proportion of time that the Upgrader is producing PSC™ and is calculated as the percentage of hours that the Hydrocracker Unit in the Upgrader is in operation. When the Upgrader is not in operation, results can be adversely affected by the requirement to purchase diluent, which is blended with produced bitumen to generate a sales product called PSH. Revenue per barrel is lower for PSH than for PSC™. The majority of SAGD and Upgrader operating costs are fixed, so we expect that rising SAGD production volumes and a continued high Upgrader on-stream factor will lead to improvement in our net field operating margin. This expected production improvement would result in higher PSC™ sales. PSC™ yields represent the volume percentage of PSC™ generated from processing bitumen through the Upgrader.

The Upgrader on-stream factor for the three months ended June 30, 2011 was 98 percent compared to 93 percent in the previous quarter. Average PSC™ yields for the second quarter of 2011 decreased to 70 percent compared with 74 percent in the previous quarter. The decrease was primarily due to the planned maintenance in April and yields have returned to previous levels. For the second quarter of 2011 our share of PSC™ sales increased to 8,600 bbl/d at an average price of $109/bbl from 7,000 bbl/d at an average price of $96/bbl in the previous quarter. This increase in sales resulted from higher SAGD bitumen production volumes, higher upgrader on-stream factor and higher realized PSC™ prices. Third-party bitumen purchases increased during the second quarter of 2011 due to favourable economic conditions surrounding upgrading bitumen to PSC™. Third-party bitumen purchases during the second quarter increased to 3,200 bbl/d from 500 bbl/d in the previous quarter. PSH sales during the second quarter increased to 1,200 bbl/d at an average price of $80/bbl from nil in the previous quarter. Power sales volumes decreased to 29,700 megawatt hours (MWh) from 31,600 MWh in the previous quarter and the average selling price also decreased to $42/MWh from $94/MWh. During the second quarter, diluent and feedstock purchases increased to $21 million from $2 million in the previous quarter. For the second quarter of 2011 we had no diluent purchases, consistent with the previous quarter. Current industry commodity prices have a modest impact on our financial performance relative to the impact of the Project’s production levels.

Revenue
For the three months ended June 30, 2011 we earned revenue net of royalties of $94 million compared to $61 million for the three months ended June 30, 2010. Revenue increased due to higher PSC™ sales which averaged 8,600 bbl/d at an average price of approximately $109/bbl compared to 7,100 bbl/d at an average price of approximately $77/bbl for the same period in 2010. For the second quarter of 2011 our share of PSH sales averaged 1,200 bbl/d at an average price of $80/bbl compared to 1,700 bbl/d at an average price of approximately $58/bbl for the same period in 2010. Our share of bitumen production during the second quarter of 2011 averaged 9,800 bbl/d compared to 8,700 bbl/d for the same period in 2010.

Our total revenue net of royalties, diluent and feedstock expenses increased to $73 million for the second quarter of 2011 compared with $46 million for the same period in 2010. This increase in net revenue is due to increased PSC™ sales as a result of higher SAGD production, Upgrader on-stream time and PSC™ yields. For the six months ended June 30, 2011, we earned revenue net of royalties of $157 million compared to $111 million for the same period in 2010. Our total revenue, net of royalties, diluent and feedstock was $134 million for the six months ended June 30, 2011 compared to $73 million for the same period in 2010. This is primarily due to increased bitumen production and higher PSC™ sales as a result of higher Upgrader on-stream time and PSC™ yields.

During the second quarter of 2011 we had power sales of $1 million representing approximately 29,700 MWh of electricity sold at an average price of approximately $42/MWh, compared to power sales of $3 million for the same period in 2010 representing approximately 29,400 MWh at an average price of approximately $88/MWh. For the six months ended June 30, 2011 we had power sales of $4 million compared to $5 million for the same period in 2010.

Expenses
* Operating expenses
Our operating expenses are primarily comprised of maintenance, labour, operating materials and services, chemicals and natural gas.

For the three months ended June 30, 2011 operating expenses were $67 million compared to $53 million for the same period in 2010. Operating expenses in the second quarter of 2011 increased due to planned and unplanned maintenance, and initiatives to increase plant reliability and improve well performance. The second quarter included planned maintenance on the second hot lime softener and a Cogeneration unit, as well as unplanned maintenance on gasifiers and steam generators. During the second quarter of 2011 we purchased an average of 23,800 gigajoules per day (GJ/d) of natural gas at an average price of $3.78/GJ compared to 23,900 GJ/d at an average price of $3.67/GJ for the same period in 2010.

For the six months ended June 30, 2011 operating expenses were $131 million compared to $105 million for the same period in 2010. Operating costs for the first two quarters of 2011 increased due to planned and unplanned maintenance, and initiatives to increase plant reliability and improve well performance. During the six months ended June 30, 2011 we purchased an average of 26,400 GJ/d of natural gas at an average price of $3.70/GJ compared to 24,400 GJ/d at an average price of $4.25/GJ in the same period in 2010.

* Diluent and feedstock purchases
For the three months ended June 30, 2011 diluent and feedstock purchases were $21 million compared to $15 million for the same period in 2010. Diluent purchases are used for blending with bitumen to produce PSH.

Diluent purchases were insignificant in the second quarters of both 2011 and 2010. For the six months ended June 30, 2011 diluent purchases were also nil compared to 140 bbl/d at an average price of $58/bbl in the same period in 2010. Generally diluent is not purchased during periods of high Upgrader on-stream time as the production of PSC™ does not require diluent.

In 2010, we purchased third-party bitumen feedstock to achieve certain minimum operating thresholds for efficiencies in the Upgrader which helped to improve PSC™ yields at lower production levels. In 2011 third-party bitumen purchases have occurred when economically beneficial. Purchasing third-party feedstock to upgrade into PSC™ is expected to be economically beneficial only during periods when we have stable Upgrader operations (and thus high PSC™ yields) and when pricing conditions support the difference between the cost of such feedstock and expected PSC™ sales pricing.

For the three months ended June 30, 2011 we purchased $21 million of third-party bitumen representing approximately 3,200 bbl/d at an average price of $72/bbl compared to $15 million representing approximately 3,000 bbl/d at an average price of $55/bbl for the same period in 2010. For the six months ended June 30, 2011 we purchased $24 million of third-party bitumen representing approximately 1,900 bbl/d at an average price of $69/bbl compared to $38 million representing 3,400 bbl/d at an average price of $61/bbl for the same period in 2010. The decrease in third-party bitumen purchases in the six months ended June 30, 2011 is due to higher SAGD production requiring lower purchases to maintain Upgrader feed rate.

* Transportation
For the three months ended June 30, 2011 transportation expenses were $4 million, consistent with $4 million for the same period in 2010. For the six months ended June 30, 2011 transportation expenses were $9 million, as compared to $8 million for the six months ended June 30, 2010. Transportation expenses primarily related to pipeline costs associated with PSC™ and PSH sales. Transportation expenses were mainly consistent due to the largely fixed nature of the pipeline transportation contracts.

Corporate expenses
* Net borrowing costs
For the three months ended June 30, 2011 net borrowing costs were $47 million compared to $41 million for the same period in 2010. For the six months ended June 30, 2011 net borrowing costs were $97 million compared to $82 million in the prior comparative period. The increase in 2011 was due to the interest expense for the US$100 million First Lien Notes and the US$300 million First Lien Notes both issued in August 2010. Borrowing costs also include the amortization of the discount related to the issuance of the First Lien Notes in 2009 and 2010 and the amortization of the transaction costs associated with the issuance of all of our Senior Notes (as defined herein). The remaining discount of $15 million and transaction costs of $34 million will be amortized over the terms of the facilities.

* General and administrative (G&A)
For three months ended June 30, 2011 G&A expense was $3 million compared to $3 million for the same period in 2010. For the six months ended June 30, 2011 G&A expense was $6 million compared to $7 million in 2010. Included in G&A expense is non-cash stock-based compensation expense for the three and six months ended June 30, 2011 of $0.3 million and $0.7 million respectively compared to $0.5 million and $1.2 million in 2010.

* Net realized loss on derivative instruments
For the three and six months ended June 30, 2011 net realized loss on derivative instruments was nil compared to a loss of $48 million and $52 million respectively for the same periods in 2010. The losses in 2010 relate to the settlement of foreign exchange derivative instruments and our realized commodity hedging losses. The commodity losses were a result of our 2010 hedging instruments of 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl when the average WTI price for three and six month periods was US$78/bbl. We currently have no commodity derivative instruments.

Non-cash items
* Foreign exchange gain
For the three months ended June 30, 2011 the foreign exchange translation gain was $12 million compared to a $103 million loss for the same period in 2010. For the six months ended June 30, 2011 the foreign exchange translation gain was $73 million compared to a loss of $31 million in the prior comparative period. The gains are primarily comprised of the re-measurement of our U.S. dollar-denominated long-term debt net of loss on cash and cash equivalents and interest escrow. During the six month period ended June 30, 2011 the Canadian dollar strengthened from CDN$0.99:US$1.00 at January 1, 2011 to CDN$0.97:US$1.00 at March 31, 2011 and CDN$0.96:US$1.00 at June 30, 2011, as compared to the corresponding period in 2010, when the Canadian dollar strengthened from CDN$1.05:US$1.00 at January 1, 2010 to CDN$1.02:US$1.00 at March 31, 2010 and then weakened to CDN $1.06:USD$1.00 at June 30, 2010. The gains on the re-measurement of the debt, cash and cash equivalents and interest escrow are unrealized.

* Net unrealized loss on derivative instruments
For the three months ended June 30, 2011 net unrealized loss on derivative instruments was $3 million compared to a $76 million gain for the three month period ended June 30, 2010. The loss in 2011 is due to the unrealized loss on our foreign exchange derivative instruments which resulted from the strengthening of the Canadian dollar from CDN$0.97:US$1.00 to CDN$0.96:US$1.00 during the quarter. The gain in 2010 was comprised of a $67 million unrealized gain on our foreign exchange derivative instruments which resulted from the weakening of the Canadian dollar from CDN$1.02:US$1.00 to CDN$1.06:US$1.00 and a $9 million unrealized gain on our commodity derivative instruments due to the maturing of the instruments during the quarter and a decrease in the future price of WTI from approximately US$81/bbl at the beginning of the period to approximately US$75/bbl at June 30, 2010.

For the six months ended June 30, 2011 net unrealized loss on derivative instruments was $16 million compared to a $51 million gain for the same period in 2010. The loss in 2011 is due to the unrealized loss on our foreign exchange derivative instruments which resulted from the strengthening of the Canadian dollar from CDN$0.99:US$1.00 to CDN$0.96:US$1.00. The gain in 2010 is comprised of a $39 million unrealized gain on our foreign exchange derivative instruments due to the weakening of the Canadian dollar from CDN$1.05:US$1.00 to CDN$1.06:US$1.00 and a $12 million unrealized gain on our commodity hedges due to the maturing of the instruments during the period.

* Depletion and depreciation
For the three months ended June 30, 2011 depletion and depreciation expense was $16 million compared to $14 million for the same period in 2010. For the six months ended June 30, 2011 depletion and depreciation expense was $29 million compared to $24 million in the prior comparative period. Production volumes have been higher in 2011 resulting in higher depletion and depreciation costs.

CAPITAL EXPENDITURES
Property, plant and equipment
The table below identifies expenditures incurred in relation to the Project, other oil sands activities and other capital expenditures.

$ millions	Three months ended June 30, 2011(1)	Six months ended June 30, 2011(1)	Year ended December 31, 2010(1)
Long Lake
Sustaining capital	$28	$58	$80
Kinosis
Engineering and equipment	4	7	12
Other capital expenditures	4	5	-
Oil sands expenditures	36	70	92

Capitalized interest	5	9	16
Total cash expenditures	41	79	108

Non-cash capital charges	12	10	8
Total property, plant and equipment expenditures	$53	$89	$116

Notes:
(1)	As prepared under IFRS.

For the three months ended June 30, 2011 we had sustaining capital expenditures of $28 million for the Project. As with all SAGD projects, new well pads must be drilled and tied-in to the SAGD central facility to maintain production at design rates over the life of the Project. The majority of the expenditures related to: ongoing progress on engineering and construction of well pads 12 and 13 and the associated connecting lines to the central plant facility, and various optimization projects to enhance plant reliability and improve well performance. We also continued the engineering and design for a project to deliver additional steam for SAGD bitumen production, and continued the design engineering for the DRU. The Kinosis engineering expenditure of $4 million included OPTI’s share of the design engineering for SAGD Phase 1 at Kinosis.

Exploration and evaluation assets
The table below identifies expenditures incurred in relation to future expansions.

$ millions	Three months ended June 30, 2011(1)	Six months ended June 30, 2011(1)	Year ended December 31, 2010(1)
Resource acquisition and delineation
Kinosis	$7	$25	$2
Cottonwood	-	-	1
Leismer	-	-	1
Total resource expenditures	7	25	4

Capitalized interest	9	17	31
Total expenditures on exploration and evaluation assets	$16	$42	$35

Notes:
(1)	As prepared under IFRS.

In the three months ended June 30, 2011 we incurred exploration and evaluation expenditures of $7 million for resource delineation. Resource delineation includes drilling of coreholes, seismic and related reservoir engineering and analysis.

OPTI and Nexen continue to evaluate developing SAGD projects in 10,000 to 40,000 bbl/d bitumen stages at Kinosis. Should a new development plan be approved without an upgrader, OPTI will assess the book value of the Kinosis assets for impairment. If the engineering completed to date cannot be utilized, this may result in an impairment of $75 million to $150 million.

SUMMARY FINANCIAL INFORMATION (unaudited)
	2011(1)		2010(1)				2009(2)
In millions (except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$94	$63	$81	$59	$61	$50	$43	$38
Net (loss) earnings	(55)	(27)	(16)	(26)	(144)	(41)	(212)	12
(Loss) earnings per share, basic and diluted	$(0.19)	$(0.09)	$(0.06)	$(0.09)	$(0.51)	$(0.15)	$(0.75)	$0.04

Notes:
(1)	As prepared under IFRS.
(2)	As prepared under Canadian GAAP.

Operations-to-date represent initial stages of our operations at relatively low operating volumes.

Net earnings of $12 million in the third quarter of 2009 were primarily due to a $162 million foreign exchange translation gain offset by unrealized losses on derivative instruments related to our foreign exchange and commodity instruments and our net field operating loss. The net loss of $212 million in the fourth quarter of 2009 includes a net field operating loss of $21 million, interest expense of $43 million, an unrealized loss on our derivatives of $36 million offset by a foreign exchange gain of $36 million, and future tax expense of $119 million that resulted from the de-recognition of a future tax asset.

During the third quarter of 2009 OPTI issued 86 million common shares, by way of public offering, increasing the total issued and outstanding common shares from approximately 196 million to 282 million. This reduces our earnings or loss per share by approximately 30 percent in the quarters subsequent to this common share issuance.

During the first quarter of 2010 we had a net field operating loss of $29 million, $40 million in borrowing costs and a $26 million unrealized loss on derivative instruments offset by a foreign exchange gain of $72 million. During the second quarter of 2010 we had a net field operating loss of $11 million, $41 million in borrowing costs, a $48 million realized loss on derivative instruments and a $104 million foreign exchange loss offset by a $77 million unrealized gain in derivative instruments. During the third quarter of 2010 we had a net field operating loss of $20 million, $48 million in borrowing costs, offset by a $77 million unrealized foreign exchange gain. During the fourth quarter of 2010 we had a net field operating loss of $4 million, $51 million in borrowing costs, and $30 million in realized derivative losses offset by an $81 million unrealized foreign exchange gain.

During the first quarter of 2011 we had a net field operating loss of $8 million, $50 million in borrowing costs and a $13 million unrealized loss on derivative instruments offset by a foreign exchange gain of $61 million. The second quarter of 2011 OPTI generated a positive net field operating margin of $2 million and a $12 million foreign exchange translation gain offset by borrowing costs of $47 million.

SHARE CAPITAL
At July 27, 2011 OPTI had 281,749,526 common shares and 3,471,500 common share options outstanding. The common share options have a weighted average exercise price of $3.63 per share.

CASH FLOW UNDER THE PROCEEDINGS
As part of the Proceedings, OPTI filed with the Court a cash flow forecast to September 30, 2011. Sources of cash in this period include unrestricted cash on hand at July 13, 2011 of $186 million, restricted cash of US$73 million (interest reserve account associated with our US$300 million First Lien Notes) and estimated positive net field operating margin of $14 million. Uses of cash include estimated capital expenditures of $36 million (excluding Kinosis), general corporate, payroll and employee benefits of $2 million, costs associated with the strategic alternatives review (including the Proceedings) of $4 million, and interest costs associated with the US$300 million First Lien Notes of $14 million and our revolving credit facility of $3 million. Interest payments for the US$300 million First Lien Notes are funded from our restricted cash balance (interest reserve account). In accordance with the Initial Order of the Court, interest on the Second Lien Notes is not presently payable and not included in this forecast. OPTI expects to have sufficient financial resources to meet its financial obligations to September 30, 2011, primarily subject to: continuation of the stay period with respect to interest obligations on OPTI’s Second Lien Notes; and the effectiveness of secured forbearance agreements with respect to obligations on the Company’s existing revolving credit facility and foreign exchange derivative instruments.

Forbearance
The CCAA Proceeding is an event of default under our revolving credit facility and foreign exchange derivative instruments. The Company has obtained forbearance agreements with its existing revolving credit facility lenders and counterparties to its foreign exchange derivative instruments. These forbearance agreements preclude these lenders or counterparties from exercising any set-off rights under such facility and instruments unless an additional event of default condition occurs, including non-payment of termination amounts under the foreign exchange derivative instruments by September 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2011 we had approximately $189 million of cash. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks. In addition, at June 30, 2011 we had restricted cash of US$73 million in an interest reserve account associated with our US$300 million First Lien Notes. Our long-term debt consists of US$1,750 million Second Lien Notes, US$525 million First Lien Notes and US$300 million First Lien Notes (collectively, our Senior Notes) as well as a $190 million revolving credit facility. We made no additional borrowings under our revolving credit facility during the second quarter of 2011. A total of $165 million is drawn under the facility that matures in December 2011. OPTI intends to repay outstanding amounts under this facility on or around successful completion of the Transaction or the Recapitalization.

OPTI has US$420 million of foreign exchange derivative instruments that mature on September 30, 2011 at an average rate of CDN$1.22:US$1.00. The accounting measurement of our foreign exchange derivative instruments at the June 30, 2011 foreign exchange rate of CDN$0.96:US$1.00 is a $105 million liability. As a result of the default caused by the CCAA Proceeding, the counterparty banks to the Company’s foreign exchange derivative instruments issued early termination notices which resulted in a fixed amount owing under the instruments. This fixed amount is $110 million and is subject to a default rate of interest of approximately 2.4 percent per annum from the date of the early termination notice until such fixed amount is repaid. OPTI intends to settle this fixed amount and default interest on or around successful completion of the Transaction or the Recapitalization.

Expected cash outflows, and our ability to meet these obligations, for the remainder of 2011 will depend on the outcome of the Proceedings. If the Recapitalization is completed, it would reduce our total debt by approximately US$1,475 million and reduce our annual interest costs accordingly. In addition the $375 million in new equity would materially improve our liquidity. Upon the successful completion of the Master Plan, OPTI intends to fund its capital budget of $71 million for the remainder of 2011.

Our future financial resources will be affected by net field operating margin. Our net field operating margin was $2 million in the second quarter of 2011, an improvement from an $8 million loss in the previous quarter. Our net field operating margin is affected by: bitumen volumes; on-stream factor; commodity prices (in particular, WTI); PSC™ yields and operating costs. On a long-term basis, we estimate our share of capital expenditures required to sustain production at or near planned capacity for the Project will be approximately $80 million per year prior to the effects of inflation.

For the six months ended June 30, 2011 cash used in operating activities was $38 million, cash provided by financing activities was $152 million and cash used by investing activities was $95 million. These cash flows, combined with a translation loss on our U.S. dollar denominated cash of $2 million, resulted in an increase in cash and cash equivalents during the period of $16 million. During the second quarter of 2011 we used our cash on hand and positive net field operating margin to fund our capital expenditures. For the remainder of 2011 our primary sources of funding include our existing cash and potential proceeds resulting from the Master Plan filed under the Proceedings.

We have annual interest payments of US$47 million each year until maturity on the US$525 million First Lien Notes due in 2012. In addition, we have annual interest payments of US$29 million each year until maturity on the US$300 million First Lien Notes due in 2013, which will be funded by our US$73 million interest reserve account, and annual interest payments of US$142 million each year until maturity on the US$1,750 million Second Lien Notes due in 2014. In accordance with the Initial Order of the Court, interest on the Second Lien Notes is not presently payable. Upon sanctioning and implementation of the Master Plan by the Court of either the Transaction or Recapitalization, the Second Lien Notes will no longer be outstanding.

If the Master Plan is unsuccessful, there are covenants in place on our US$1,750 million Second Lien Notes primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices and costs discounted at 10 percent. Based on our 2010 reserve report, we have sufficient capacity under this test to incur additional debt beyond our existing $190 million revolving credit facility and existing Senior Notes. Other considerations, such as restrictions under the First Lien Notes and $190 million revolving credit facility, are expected to be more constraining than this limitation.

Our revolving credit facility matures in December 2011. OPTI is currently in default under this agreement although certain rights of the lenders to the facility have been stayed under the Proceedings. We do not expect to be able to make further borrowings until the Proceedings are complete. The facility requires adherence to a debt-to-capitalization covenant that does not allow our debt-to-capitalization ratio to exceed 75 percent, as calculated on a quarterly basis. The ratio is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivative instruments issued in connection with the debt that may be outstanding. Our book value of equity is adjusted to exclude the $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and to exclude the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. Accordingly, at June 30, 2011, for the purposes of this ratio calculation, our debt would be increased by the amount of our foreign exchange derivative instruments liability in the amount of $105 million and our deficit would be reduced by $455 million. With respect to U.S. dollar denominated debt and foreign exchange derivative instruments, for purposes of the total debt-to-capitalization ratio, the debt and foreign exchange derivative instruments are translated to Canadian dollars based on the average exchange rate for the quarter. The total debt-to-capitalization is therefore influenced by the variability in the measurement of the foreign exchange derivative instruments, which is subject to mark-to-market variability and average foreign exchange rate changes during the quarter. The total debt-to-capitalization calculation at June 30, 2011 is 65 percent.

The development of future expansions, such as Kinosis, will require significant financial resources. Presently, any funding of Kinosis after April 1, 2011 is subject to approval by OPTI’s board of directors. Effective April 1, 2011 OPTI exercised a deferred payment funding option to continue advancing engineering and execution plans for Kinosis to the end of September 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of deferred costs (plus applicable interest) to June 30, 2011 is approximately $10 million.

Our rate of production increase will have a significant impact on our net field operating margin and thus on our financial position in the next 12 months and beyond. Delays in ramp up of SAGD production, operating issues with SAGD or Upgrader operations and/or deterioration of commodity prices could result in additional funding requirements. Should the Master Plan not be executed, the Company may require additional funding, which would likely be difficult and expensive to obtain. In addition, certain covenants in our Senior Note indentures and revolving credit facility limit the amount of additional debt we can incur.

For 2011 we have exposure to commodity pricing as we have not entered into any commodity derivative instruments (risks associated with our derivative instruments are discussed in more detail under “Financial Instruments”). The majority of our operating and interest costs are fixed. Aside from changes in the price of natural gas, our operating costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties to the Government of Alberta, which increase on a sliding scale at WTI prices higher than CDN$55/bbl. Collectively, this means that the variability of our financial resources will primarily be influenced by production rates and resulting PSC™ sales, operating expenses and by foreign exchange rates.

The Proceedings constitute an event of default under our credit agreement and note indentures. An event of default may result in acceleration of principal amounts owed, exercise of set-off rights against our cash deposits and investments and other material adverse consequences to OPTI. Presently, these rights have either been stayed by the Court in connection with the Proceedings or are subject to forbearance agreements. As such, all obligations of OPTI outside of those stayed by the Court or subject to forbearance agreements are expected to be paid in the ordinary course.

Should the Transaction be terminated, OPTI would maintain its protection under the Proceedings to implement the Recapitalization. In this case, the Support Agreements and Backstop Commitment Letters with certain Noteholders of the Second Lien Notes would enable OPTI to proceed with a restructuring of the Company’s balance sheet which would also provide for $375 million of new equity into the Company. Taken together, these transactions would materially enhance the Company’s liquidity and leave the Company with a more appropriately leveraged capital structure and reduced interest burden.

There can be no assurance that the initial stay period granted by the Court, and any subsequent extensions thereof, will be sufficient to present and finalize a Master Plan under the Proceedings, or that the terms of the Transaction and the Recapitalization, will be approved by affected creditors and/or by the Court. In any case, should OPTI lose the protection of the stay under the Proceedings, creditors may immediately enforce rights and remedies against OPTI and its properties, which may lead to the liquidation of OPTI's assets. Failure to implement the Transaction, or in the alternative obtain sufficient exit financing subsequent to the Recapitalization, within the time granted by the Court, may lead to the liquidation of OPTI's assets.

CREDIT RATINGS
OPTI maintains a corporate rating as well as ratings for its revolving credit facility and Senior Notes with Standard and Poor’s (S&P) and Moody’s Investor Service (Moody’s). Subsequent to OPTI’s filing under the CCAA, S&P and Moody’s adjusted all ratings for the Company.

S&P lowered all of OPTI’s ratings to D on July 13, 2011. It is expected that these ratings will remain at this level until the Company emerges from the CCAA proceeding.

Moody’s withdrew all of OPTI’s ratings. It is expected that these ratings will be reissued when the Company emerges from the CCAA proceeding.

A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision and withdrawal at any time by the rating organization.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The following table shows our contractual obligations and commitments related to our financial liabilities at June 30, 2011. These amounts do not include adjustments from or anticipated results of the Proceedings.

In $ millions	Total	2011	2012–2013	2014–2015	Thereafter
Accounts payable and accrued liabilities(1)	$86	$86	$-	$-	$-
Derivative instruments (foreign exchange)	105	105	-	-	-
Long-term debt (Senior Notes - principal)(2)	2,484	-	796	1,688	-
Long-term debt (Senior Notes - interest)(3)	685	173	375	137	-
Long-term debt (revolving facility principal)(4)	165	165	-	-	-
Finance leases(5)	73	2	8	8	55
Operating leases and other commitments(5)	59	5	21	7	26
Contracts and purchase orders(6)	29	11	3	4	11
Total commitments	$3,686	$547	$1,203	$1,844	$92

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes. These costs are included in (3).
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.96 to US$1.00 as at June 30, 2011.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.96 to US$1.00 as at June 30, 2011.
(4)
As at June 30, 2011 we have borrowed $165 million on our $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. Relative to our total commitments, we do not consider such amounts material.

(5)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
(6)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities associated with future expansions.

OFF-BALANCE SHEET ARRANGEMENTS
We have no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES
We have no transactions with related parties.

CONTROLS AND PROCEDURES
Internal Control over Financial Reporting
The Chief Executive Officer and the Chief Financial Officer of OPTI are responsible for establishing and maintaining internal control over financial reporting, as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The control framework our officers used to design OPTI's internal control over financial reporting is the Internal Control -- Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Under the supervision of the Chief Executive Officer and the Chief Financial Officer, OPTI conducted an evaluation of the effectiveness of our internal control over financial reporting as at December 31, 2010 based on the COSO Framework. Based on this evaluation, these officers concluded that as of December 31, 2010, OPTI's internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There has not been any change in OPTI’s internal control over financial reporting during the second quarter of 2011 that has materially affected, or is reasonably likely to materially affect OPTI’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the accompanying condensed interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date. Actual results could differ from those estimated.

Judgements, estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Going Concern
The accompanying condensed interim financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

Since inception, the Company has incurred significant losses from operations and negative cash flows from operating activities and, as at June 30, 2011, a significant working capital deficiency of $160 million and an accumulated deficit of $1,035 million. OPTI has significant debt and contractual commitments that necessitate cash outflows.

On June 15, 2011 the Company failed to make scheduled interest payments totalling US$71 million in the aggregate on its Second Lien Notes. Failure to pay the interest on the Second Lien Notes did not constitute an event of default at that time as the indentures for the Second Lien Notes provided OPTI with a 30-day cure period ending July 15, 2011. However, on July 13, 2011 OPTI announced that it had reached an agreement with a committee of Noteholders to restructure the Company’s balance sheet and obtained a court ordered stay of proceedings under the CCAA. The CCAA Proceeding provides OPTI with a period of time to pursue the Recapitalization. The CCAA Proceeding constitutes an “Event of Default” in all of the Company’s credit agreements and indentures as outlined in Note 7 “Long-term Debt” in the accompanying condensed interim financial statements. Presently, rights have been stayed by the Initial Order granted by the Court in connection with the proceeding. As such, all obligations of OPTI are either, stayed by the Court, subject to forbearance agreements, or will be paid to maintain business in the ordinary course. During this period, management will continue to operate the business in the ordinary course and within the constraints of the Initial Order and subsequent Court orders.

Management believes that through either the Transaction or the Recapitalization the going concern basis is appropriate, however it is not possible to predict the outcome of these matters and there can be no assurance that the Recapitalization or the Transaction will be supported by the Company’s creditors or confirmed by the Court, or that any such plans will be consummated or successful.

All of these factors represent a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern. Management has a reasonable expectation that the Transaction or the Recapitalization will be supported by the Company’s Second Lien Noteholders, confirmed by the Court and consummated, and for this reason believes it is appropriate to continue to adopt the going concern basis in preparing the accompanying condensed interim financial statements. As such, these condensed interim financial statements do not contain any adjustments to the carrying amounts or classification of assets and liabilities that might be necessary should the company be unable to continue as a going concern. Such adjustments, if appropriate, would be material.

Property, plant and equipment and Exploration and evaluation assets
OPTI capitalizes costs in connection with the development of oil sands projects. The measurement of these costs at each financial statement date requires estimates to be made with respect to construction, materials procurement and drilling activities. The estimate of the percentage of completion of various projects at the financial statement date affects property, plant and equipment (PP&E) or exploration and evaluation (E&E) additions and the related accrued liability. An increase in the measurement amount of these items would increase PP&E or E&E and accrued liabilities accordingly.

Reserves
Reserves and resources are used in the unit-of-production calculation for depletion and depreciation as well as impairment analysis. The quantity of reserves is subject to a number of estimates and projections, including assessment of engineering data, projected future rates of production, characteristics of bitumen reservoirs, commodity prices, regulatory changes, foreign exchange rates, operating costs and sustaining capital expenditures. These estimates and projections are uncertain as OPTI does not have a long commercial production history to assist in the development of these forward-looking estimates. However, all reserve and associated financial information is evaluated and reported on by a firm of qualified independent reserve evaluators in accordance with the standards prescribed by applicable securities regulators.

The calculation of future cash flows based on these reserves is dependent on a number of estimates including: production volumes, facility performance, commodity prices, royalties, operating costs, sustaining capital, foreign exchange and tax rates. The price used in our assessment of future cash flows is based on OPTI’s independent evaluator’s estimate of future prices and evaluated for reasonability by OPTI against other available information. OPTI believes these prices are reasonable estimates for a long-term outlook.

Impairment
OPTI assesses its PP&E and E&E assets for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets may not be recoverable. Such indicators include changes in OPTI’s business plans, changes in commodity prices, evidence of physical damage and significant downward revisions to estimated recoverable volumes, increases in estimated future development expenditures or external evidence of the fair market value of the assets.

Calculating the amount of an impairment requires measurement of recoverable amount, which is the higher of an asset’s value in use and fair value less costs to sell. Calculating either of these amounts involves significant measurement uncertainty and management judgment such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for regional supply and demand conditions for crude oil. Impairment is recognized in earnings in the period in which carrying amount exceeded the recoverable amount.

The best indicator of an asset’s fair value less cost to sell is a binding sales agreement in an arm’s length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the assets.

The best indicator of value in use is a discounted cash flow projection based on OPTI’s independent evaluator’s estimate of reserves and the following key assumptions:

•	Price for Synthetic crude in US$/bbl: 2011 – $84.55; 2012 – $88.23; 2013 – $91.62; 2014 - $94.62; 2015 - $97.52 and thereafter annual increases of 2 percent
•	Production: based on total proved plus probable plus possible reserves yielding 43 years of production
•	Pre-tax discount rate: 11 percent
•	Inflation rate applied to operating and capital expenses: 2 percent per annum based on Bank of Canada expectations

Management has determined that the value in use exceeds the fair value implied by the potential Transaction and therefore has used value in use as the recoverable amount.

Depletion and depreciation
Depletion on SAGD resource assets is measured over the life of proved and probable reserves on a unit-of-production basis and commences when the facilities are substantially complete and after commercial production has begun. Reserve estimates and the associated future capital can have a significant impact on earnings, as these are key components to the calculation of depletion. A downward revision in the reserve estimate or an upward revision to future capital would result in increased depletion, reduced earnings and reduced carrying value of petroleum and natural gas property assets. Major SAGD and Upgrader facilities are depreciated with the unit-of-production method based on the estimated production capacity of the facilities. A downward revision in the estimated production capacity of the facilities would result in increased depreciation, reduced earnings and a reduced net book value of SAGD and Upgrader facilities.

Decommissioning liabilities
OPTI measures decommissioning liabilities at each financial statement date. The estimate is based on OPTI’s share of costs to reclaim the resource assets and certain facilities related to the Project as well as other resource assets associated with future expansions. The liability is related to reclamation of the Upgrader, central plant facility, SAGD facility and petroleum and natural gas assets. To determine the future value of the liability, estimates of the amount, timing and inflation of the associated abandonment costs are made. The present value of the cost is recorded as the decommissioning liability using a risk-free discount rate. Due to the long-term nature of current and future project developments, abandonment costs will be incurred many years in the future. As a result of these factors, different estimates could be used for such abandonment costs and the associated timing. Assumptions of higher future abandonment costs, regulatory changes, higher inflation, lower risk-free rates or an assumption of earlier or specified timing of abandonment would cause the decommissioning liability and corresponding asset to increase. These changes would also cause future accretion expenses to increase and future earnings to decrease.

Deferred taxes
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. An estimate is required for both the timing and corresponding tax rate for this reversal. Should these estimates change, it may impact the measurement of our asset or liability as well as deferred tax recovery or expense recognized to earnings. Where unfavourable evidence exists additional considerations and evidence for recognition of deferred tax assets is required. OPTI has applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from OPTI’s independent engineers, does not sufficiently outweigh negative factors, such as the net field operating losses in 2010 and in certain months of 2011. OPTI only recognizes deferred tax assets arising from unused tax losses to the extent that OPTI has sufficient taxable temporary differences or it is probable that sufficient taxable profit will be available against which the unused tax losses can be utilized. OPTI has not recognized a deferred tax asset.

Contingencies
By their nature, contingencies will only be resolved when one or more of the future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Other areas of estimates
The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance. The fair value of foreign exchange contracts is calculated using valuation models that require estimates as to future market prices.
By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the accompanying condensed interim financial statements for current and future periods could be significant.

NEW ACCOUNTING PRONOUNCEMENTS
International Financial Reporting Standards
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers would be required to report under IFRS effective for years beginning on or after January 1, 2011.

The condensed interim financial statements for the period ended March 31, 2011 were OPTI’s first financial statements prepared under IFRS. For all accounting periods prior to this, OPTI prepared its financial statements under Canadian GAAP. In accordance with IFRS 1 “First-time Adoption of IFRS” certain disclosures relating to the transition are provided.

IFRS 1 allows first time adopters of IFRS to elect a number of optional exemptions from the general principal of retrospective application of IFRS. OPTI has taken the following optional exemptions:

Oil and gas exemption
In July 2009, the International Accounting Standards (IAS) Board published an amendment to IFRS 1 “Additional Exemptions for First-time Adopters,” which introduces a first-time adoption exemption for first-time adopters that accounted under their previous Generally Accepted Accounting Principles (GAAP) for exploration and development costs for oil and gas properties in the development or production phases in cost centres that include all properties in a large geographical area (defined as full cost method under Canadian GAAP). Under the exemption, a first-time adopter may elect to measure oil and gas assets at the date of transition to IFRS on a deemed cost basis, but does not permit continued application of the previous GAAP accounting policy. OPTI followed a full cost approach under Canadian GAAP and chose to use this election to measure oil and gas exploration and production assets at the date of transition to IFRS on a deemed cost basis.

Share based payments
IFRS 2 “Share-based Payment” has not been applied to any equity instruments that were granted on or before November 7, 2002 nor has it been applied to equity instruments granted after November 7, 2002 that were fully vested before January 1, 2010, the date of transition to IFRS.

Decommissioning liabilities
An entity that uses the deemed cost oil and gas exemption under IFRS 1 may also use an additional exemption with respect to decommissioning liabilities on oil and gas properties encompassed by the full cost method under Canadian GAAP. As OPTI has elected to apply the deemed cost oil and gas exemption, OPTI has also elected to apply this exemption and as such, OPTI has re-measured the decommissioning liability as at January 1, 2010 under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” and has recognized directly into deficit any differences between that amount and the carrying amount of the liabilities at January 1, 2010 as determined by Canadian GAAP.

For assets not subject to the oil and gas exemption, OPTI has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such OPTI has re-measured the provisions as at January 1, 2010 under IAS 37, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates that would have applied for that provision over the intervening period, and recalculated the accumulated depreciation and depletion under IFRS.

Borrowing costs
OPTI has elected to apply the exemption from full retrospective application of IAS 23 “Borrowing costs” and therefore IAS 23 has not been applied to borrowing costs that occurred before OPTI’s transition date of January 1, 2010.

Leases
OPTI has elected to apply the transitional provisions in International Financial Reporting Interpretation Committee (IFRIC) 4 “Determining whether an Arrangement contains a lease” and therefore if the determination of whether an arrangement contains a lease existing under Canadian GAAP is the same as the determination under IFRIC 4, no reassessment is required on the adoption of IFRS.

Measurement Impact of IFRS
IFRS requires us to conduct an asset impairment test at the date of adoption of IFRS on January 1, 2010 if indicators of impairment exist. The test for impairment under IFRS requires the use of a discounted cash flow model to determine fair value, whereas Canadian GAAP uses both undiscounted and discounted cash flow models to evaluate impairment. Market factors such as discount rates and the price of oil affect our evaluation of impairment. Where impairments do exist, IFRS permits subsequent recovery of such write downs in future periods to the extent that fair value increases to a maximum of the asset’s original measurement basis. As at January 1, 2010 or at December 31, 2010 there was no asset impairment.

Exploration and evaluation assets
In accordance with IAS 16 “Property, Plant and Equipment,” IFRS 6 “Exploration and Evaluation of Mineral Resources” and as a result of OPTI using the oil and gas exemption, OPTI reallocated costs relating to the exploration and evaluation phase from PP&E to E&E assets. Under Canadian GAAP, capitalized E&E costs were included in PP&E on the balance sheet. While the accounting treatment is unchanged under IFRS other than expensing of pre-acquisition costs and the capitalization of borrowing costs, E&E and PP&E are presented separately in the balance sheet under IFRS. This has resulted in a reclassification from PP&E to E&E assets at January 1, 2010 of $262 million, at June 30, 2010 an adjustment of $280 million and at December 31, 2010 an adjustment of $298 million.

Debt transaction costs
Under Canadian GAAP, transaction costs that are directly attributable to long-term debt could be either offset against the cost of the associated debt issuance and amortized to income using the effective interest method or expensed as incurred. OPTI had chosen a policy under Canadian GAAP to expense these costs as incurred. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement,” these costs must be offset against the cost of the associated debt issuance and amortized to income using the effective interest method. This has resulted in a decrease to long-term debt for previously expensed transaction costs net of the effects of amortization under the effective interest method at January 1, 2010 of $38 million, an adjustment of $34 million at June 30, 2010 and an adjustment of $41 million at December 31, 2010. Borrowing costs recognized due to the amortization of transaction costs under the effective interest method were $2 million for the three months ended June 30, 2010, $4 million for the six months ended June 30, 2010 and $9 million for the year ended December 31, 2010.

Decommissioning liabilities
Under Canadian GAAP, decommissioning obligations are measured at fair value, incorporating market assumptions and discount rates based on OPTI’s credit adjusted risk-free rate at the time the obligation arose. Changes in the discount rate did not result in the re-measurement of the entire obligation. Changes in estimates that decreased the liability are discounted using the rate applied upon initial recognition while changes that increase the liability are discounted using the current discount rate. Accretion expense resulting from the increase in the liability due to the passage of time was recorded in depreciation, depletion and accretion expense.

IFRS requires adjustments to the liability to be made each period for changes in the timing or amount of cash flow, changes in discount rates and the accretion of the liability. Estimated future cash flows have been discounted using the risk-free rate. Under IFRS, accretion expense is recorded as a borrowing cost.

As described previously, OPTI has elected to use the oil and gas exemption and the exemption from full retrospective application of decommissioning liabilities. OPTI has re-measured the liabilities relating to resource assets as at January 1, 2010 using the risk-free rate, and this has resulted in an increase to the liability of $4 million at January 1, 2010 with a corresponding increase in deficit. OPTI also re-measured the liabilities relating to the central plant facilities as at January 1, 2010 based on this rate which resulted in an increase to the liability of $9 million at January 1, 2010 with a corresponding increase in the related asset of $8 million and an increase in deficit of $1 million.

Under Canadian GAAP if a reasonable estimate of fair value cannot be made in the period the decommissioning obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. Under IFRS, only under extremely rare circumstances where no reliable estimate can be made is a liability that is not recognized. Under IFRS, OPTI has recorded a liability in relation to the upgrading facilities of $9 million at January 1, 2010 with a corresponding increase to the related asset of $9 million.

The change to the decommissioning liability resulting from changes in the period end risk-free rate for the three and six months ended June 30, 2010 was $5 million with an equal increase to the cost of the corresponding assets. For the year ended December 31, 2010 the increase to the decommissioning liability was $7 million with a $7 million increase to the cost of the assets. At December 31, 2010, the increase to the decommissioning liability due to the new liabilities incurred being measured at the risk-free rate as opposed to OPTI’s credit adjusted risk-free rate was $2 million with a corresponding increase to the cost of the assets.

Share-based payments
IFRS requires the expense relating to employee options to be recognized individually for each vesting tranche over the applicable vesting period whereas under Canadian GAAP, it was acceptable for the expense to be recognized on a straight line method over the total service period. This has resulted in an increase in contributed surplus and deficit of $1 million at January 1, 2010, $1 million at June 30, 2010 and $1 million at December 31, 2010.

        Method of depletion
Canadian GAAP includes specific standards that prescribe the method for the calculation of depletion which does not exist under IFRS. Using full-cost accounting under Canadian GAAP, oil and gas assets are depleted using the unit-of-production method using remaining proved reserves. Under IFRS, the accounting policy for depletion includes proved and probable reserves, as this more accurately reflects the estimate for the usage of the resource assets. This has resulted in an increase to depreciation and depletion expense of $1 million for the three months ended June 30, 2010, $1 million for the six months ended June 30, 2010 and $1 million for the year ended December 31, 2010.

General purpose borrowing costs
Under Canadian GAAP, OPTI’s policy was to capitalize interest that was directly related to its long-term debt for major development projects. Under IFRS, interest that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as well as any interest on funds borrowed generally for the purposes of obtaining qualifying assets. As a result OPTI has capitalized interest on general borrowings of $7 million related to E&E assets and $4 million related to future phase PP&E for the three months ended June 30, 2010 and $16 million related to E&E assets and $8 million to future expansion PP&E for the six months ended June 30, 2010. OPTI has capitalized interest on general borrowing of $31 million related to E&E assets and $16 million related to future phase PP&E for the year ended December 31, 2010.

Flow-through shares
Flow-through shares are a Canadian tax incentive which is the subject of specific guidance under Canadian GAAP however there is no specific guidance under IFRS. Under Canadian GAAP when flow-through shares are issued they are recorded at face value. The related future tax liability is established for the tax effect of the difference between the tax basis and the book basis of the assets when renounced and is recorded as a reduction of share capital. There is no income statement effect associated with the issuance of these shares.

OPTI has adopted a policy under IFRS where the proceeds from the offering are to be allocated between the sale of the shares and the sale of the tax benefit. The allocation is made based on the difference between the quoted market price of the existing shares and the amount an investor pays for the flow through shares. A liability is established for this difference that is reversed upon renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as an income tax expense. This has resulted in a re-classification between deficit and share capital at January 1, 2010 of $47 million.

Share issue costs
Under Canadian GAAP, when there are changes to the substantially enacted tax rates, the future tax impact is recorded directly into earnings. IFRS requires that all deferred taxes be recognized into income except when the transaction that gave rise to the deferred tax is recognized directly into equity, such as the case with share issuance costs, the deferred taxes including changes in tax rates should be recorded into equity. This has resulted in a re-classification between deficit and share capital at January 1, 2010 of $2 million.

NON-GAAP FINANCIAL MEASURES
The term net field operating margin (loss) does not have any standardized meaning according to IFRS or Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We have presented this measure on a consistent basis from period-to-period and plan to do so in the future. We consider net field operating margin (loss) to be an important indicator of the performance of our business as a measure of the performance of the Project and our ability to fund interest payments and invest in capital expenditures. The most comparable IFRS and Canadian GAAP financial measure is earnings (loss) before taxes. For the periods noted, the following is a reconciliation of loss before taxes to net field operating margin (loss).

$ millions	Three months ended June 30, 2011(1)	Six months ended June 30, 2011(1)	Year ended 2010(1)	Year ended 2009(2)
Loss before taxes	$(55)	$(82)	$(227)	$(234)
Borrowing costs, net	47	97	181	150
General and administrative expenses	3	6	15	17
Financing charges	-	-	-	22
Loss on disposal of assets	-	-	-	1
Foreign exchange gain	(12)	(73)	(127)	(294)
Net loss on derivative instruments	3	16	40	194
Depletion, depreciation and accretion	16	29	53	26
Net field operating margin /(loss)	$2	$(6)	$(65)	$(118)

Notes:
(1)	As prepared under IFRS
(2)	As prepared under Canadian GAAP

FINANCIAL INSTRUMENTS
The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk
Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to OPTI. OPTI has policies and procedures in place that govern the credit risk it will assume. OPTI evaluates credit risk on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. OPTI’s objective is to have no credit losses.

The primary sources of credit risk arise from the following financial assets: (1) cash and cash equivalents; (2) interest reserve account; (3) accounts receivable; and (4) derivative instruments. OPTI has not had any credit losses in the past and the risk of financial loss is considered to be low given the counterparties used by the Company. As at June 30, 2011 OPTI has no financial assets that are past due or impaired due to credit risk-related defaults.

* Cash and cash equivalents
OPTI has cash deposits and money market investments with Canadian banks. Counterparty selection is governed by OPTI’s treasury policy, which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at June 30, 2011 the amount in cash and cash equivalents was $189 million and the maximum exposure to a single counterparty was $58 million with a major Canadian bank.

As at June 30, 2011 the remaining terms on investments made by OPTI are less than 31 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for working capital requirements, operating activities and interest payments.

*Interest reserve account
As at June 30, 2011 there was US$73 million held in an interest reserve account to fund the semi-annual interest payments on the US$300 million First Lien Notes until maturity in 2013. OPTI is permitted to invest these funds in specific investment instruments. These funds are currently invested in U.S. Treasury bills which provide a highly rated and secure investment alternative to ensure security of principal invested.

*Accounts receivable and deposits
OPTI’s accounts receivable include amounts due from Nexen related to operating activities and Nexen Marketing related to marketing activities as well as deposits for operating expenses related to advances on joint venture expenses required under the joint venture agreement with Nexen. OPTI’s credit risk in regard to accounts receivable therefore relates primarily to the risk of default by Nexen, which has an investment-grade corporate rating from Moody’s, and by financial institutions with an investment grade rating. Therefore, we estimate our risk of credit loss as low.

*Derivative instruments
OPTI periodically uses instruments to hedge certain of the projected financial risks. In the past, such instruments have involved the use of interest rate swaps, cross-currency interest swaps, currency-forward contracts and crude oil put options and swaps. Currently OPTI only holds foreign exchange derivative instruments to which the counterparties are major Canadian and international banks and lenders under OPTI’s revolving credit facility. Our exposure to non-payment from any single institution at June 30, 2011 is approximately 36 percent of the value of these derivative instruments if the instruments are in a gain position relative to the Company.

Liquidity Risk
Liquidity risk is the risk that OPTI will not be able to meet obligations associated with financial liabilities. OPTI’s financial liabilities are comprised of accounts payable and accrued liabilities, derivative instruments, long-term debt and obligations under capital leases. OPTI frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. Liquidity risk is increased by OPTI’s high levels of long-term debt and historical net field operating losses. OPTI mitigates liquidity risk by maintaining a sufficient cash balance, maintaining sufficient current and projected liquidity to meet expected future payments based upon reasonable production and pricing assumptions and ensuring adequate sources of financing are available through bank credit facilities and complying with debt covenants. OPTI’s financial liabilities arose primarily from the development of the Project. OPTI’s future liquidity risk will depend on the outcome of the Proceedings.

Market Risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. OPTI evaluates market risk on an ongoing basis. OPTI assesses the impact of variability in identified market risks on the medium-term cash requirements and impact with respect to covenants on the credit facilities. At June 30, 2011 OPTI had mitigation programs to reduce market risk related to foreign exchange price changes.

*Interest rate risk
The $190 million revolving credit facility is a variable interest rate facility with borrowing rates and duration established at the time of the initial borrowing and subsequent extension. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. At June 30, 2011, $165 million was drawn under this facility.

The Senior Notes are comprised of US$2,575 million of debt which has fixed U.S. dollar semi-annual interest payments. Changes in the exchange rate between the Canadian dollar and U.S. dollar impact the carrying value of the Senior Notes and the measurement amount of interest expense. A CDN$0.01 change in the exchange rate will impact the carrying value of the Senior Notes by approximately $26 million. A CDN$0.01 change in the exchange rate will change OPTI’s annual interest costs by approximately $2 million.

*Foreign exchange derivative instruments
At June 30, 2011 OPTI had US$420 million of foreign exchange derivative instruments to manage a portion of the exposure to the foreign exchange fluctuations on the Company’s long-term debt. Commensurate with the Proceedings, an event of default occurred that gave the holders of the foreign exchange derivative instrument the right to crystalize their position on a mark-to-market basis and terminate the derivative instrument. This amount was determined with a forward foreign exchange rate and results in a liability of $110 million. The liability will be classified as a trade payable and will accrue interest until is it paid at the conclusion of the Proceedings.

During the quarter, the value of the foreign exchange derivative instruments would change by approximately $4 million for each $0.01 change in the foreign exchange rate between U.S. and Canadian dollars. This change would have had a corresponding impact on earnings (loss) before taxes in 2011.

*Commodity derivative instruments
During 2010, we had established commodity derivative contracts to mitigate OPTI’s exposure of future operations to decreases in the price of its synthetic crude oil. OPTI had commodity price swaps to mitigate a portion of the exposure. During 2010 OPTI had WTI price swaps that provided for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl of crude oil that expired on December 31, 2010. The counterparties to the commodity derivative instruments were major Canadian banks and lenders under OPTI’s revolving credit facility. No new commodity derivative contracts were entered into for 2011.

*Sensitivities
For the quarter ended June 30, 2011 estimated changes to reported net income as a result of changes in market rates are as noted.
•
An increase of $1.00/bbl in WTI would have resulted in approximately $0.6 million decrease in our net loss (three months ended June 30, 2010: $0.8 million) with an offsetting increase in our net loss of approximately nil (three months ended June 30, 2010: $0.4 million increase) as a result of the increase in the value of our commodity liabilities (assuming the WTI change occurred in a range where the WTI price per barrel is greater than the strike price of the commodity swap),

•	A $0.10/GJ increase in the price of natural gas would have resulted in approximately $0.2 million increase in net loss (three months ended June 30, 2010: $0.3 million increase),
•	A 1 percent increase in interest rates would have resulted in approximately a $0.3 million increase in net loss (three months ended June 30, 2010: nil), and
•
A $0.01 increase in the Canadian to U.S. exchange rate would decrease net loss by approximately $17 million (three months ended June 30, 2010: $11 million decrease) considering the impact on the Senior Notes and related interest and the foreign exchange derivative instruments.

RISK FACTORS
With the exception of below, our risk factors are consistent with our 2010 annual MD&A dated February 9, 2011. Readers may also refer to OPTI’s current AIF. Both documents are available at www.sedar.com.

*Risk associated with the Transaction
The completion of the Transaction is subject to a number of conditions precedents, some of which are outside the control of OPTI and CNOOC Limited or its subsidiaries, including receipt of regulatory, government, Court and Noteholder approvals. There can be no certainty, nor can OPTI provide any assurance, that these conditions will be satisfied, fulfilled or waived at all or on the timing of such satisfaction, fulfillment or waiver. A substantial delay in obtaining satisfactory approvals could adversely affect the business, financial condition or results of operations of OPTI and could also result in termination of the Transaction. Although OPTI does not currently anticipate that there will be any investigation or proceeding in any jurisdiction that would have a material impact on the completion of the Transaction, there is no assurance that such investigation or proceeding, whether by governmental authority or private party, will not be initiated nor, if initiated, will not materially adversely affect the completion of the Transaction.

*Risk associated with the Recapitalization
As a condition of the Recapitalization, the Company’s First Lien Notes are to be refinanced prior to closing. In addition, the Company would repay its current revolving credit facility and seek a replacement credit facility. There can be no assurance that OPTI would be successful in consummating additional debt or credit facility financings. Moreover, if OPTI required additional capital greater than that provided by the new financings, it may be required either to (a) seek to increase the availability under such new credit facility; (b) obtain other sources of financing; or (c) curtail its operations or expansions. OPTI believes that the Recapitalization, to be accomplished through the Master Plan, will facilitate the ability to obtain additional replacement financings. No assurance can be given, however, that any additional replacement financings will be available on terms that are favorable or acceptable to OPTI. Moreover, there can be no assurance that OPTI would be able to obtain acceptable debt or credit facility financings upon global approval of the Master Plan. While OPTI has binding commitment letters in place with respect to backstop commitments in relation to the $375 million rights offering, no assurance can be given as to the ultimate success of the rights offering.

*Risks associated with the Proceedings
Failure to Obtain Approval of the Master Plan May Result in Liquidation or the Implementation of Alternative Plan on Less Favorable Terms.
Although OPTI believes that the Master Plan will satisfy all requirements for approval under the Proceedings, there can be no assurance that the Court will reach the same conclusion. Moreover, there can be no assurance that modifications to the Master Plan will not be required for approval or sanction of either option under the plan, or that such modifications would not be sufficiently material as to necessitate the re-solicitation of votes on the Master Plan.

Under the Proceedings, the Court is not required to sanction the Master Plan, even if it has been approved by the requisite creditor vote (Noteholder vote). While OPTI believes that the Master Plan is fair and reasonable, there can be no assurance that the Court will reach the same conclusion.

If the Master Plan is not sanctioned under the Proceedings there is no assurance that the Proceedings will continue or that any alternative plan would provide terms as favorable as the current Master Plan. If a liquidation or protracted reorganization were to occur, there is a substantial risk that OPTI would continue to be a going concern.

Undue Delay in Approval of the Master Plan May Disrupt OPTI Operations and Could Enable the Exercise of Set-Off Rights Under Certain Agreements.
Although the Master Plan is designed to minimize the length of the Proceedings, it is impossible to predict with certainty the amount of time that OPTI may spend in creditor protection under the CCAA or that the Master Plan will be approved. The continuation of the Proceedings, particularly if the Master Plan is not approved in the timeframe currently contemplated, could materially adversely affect operations and relationships with creditors, customers, vendors, service providers, employees, regulators and partners.

The forbearance agreements that OPTI has obtained with its existing revolving credit facility lenders and counterparties to its foreign exchange derivative instruments are binding until October 31, 2011 but require payment of the hedge termination amounts by September 30, 2011. Should the Proceedings go beyond September 30, 2011 and these amounts not be paid by such date or should the Proceedings go beyond October 31, 2011 and, failing further agreement from the lenders and counterparties to adhere to the terms of forbearance agreements, there is a risk that set-off rights under such facility and instruments could be exercised if OPTI maintained deposits with any non-extending lenders.

There is no assurance that OPTI could obtain Debtor-in-Possession Financing if Required to Satisfy its Obligations in the Ordinary Course.
Based on the Company’s weekly cash flow projections, from the date of its Court filing to September 30, 2011, OPTI determined that additional priority borrowings are not necessary. Therefore, the Company has not made arrangements for Debtor-in-Possession (DIP) financing at this time. Although OPTI reserves its rights to reapply to the Court for such a DIP financing facility there is no assurance that such facility could be attained, should such financing be required to satisfy the Company’s ongoing creditor obligations.

There can be no assurance that the Initial Stay Period Granted by the Court, and any Subsequent Extensions thereof, will be Sufficient to Present and Finalize a Master Plan.
Should OPTI lose the protection of the stay under the Proceedings, creditors may immediately enforce rights and remedies against OPTI and its properties, which may lead to the liquidation of OPTI's assets. Failure to implement the Transaction, or in the alternative obtain sufficient exit financing subsequent to the Recapitalization, within the time granted by the Court, would also likely lead to the liquidation of OPTI's assets.